SECURITIES EXCHANGE ACT OF 1934
Release No. 84593 / November 14, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18490

In the Matter of **America Greener Technologies, Inc.,** **MV Portfolios, Inc., and** **Trycera Financial, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMERICA GREENER TECHNOLOGIES, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by America Greener Technologies, Inc. ("AGRNQ" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on May 16, 2018, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to America Greener Technologies, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   AGRNQ (CIK No. 1403433) is a defaulted Nevada corporation located in Mesa, Arizona with a class of securities registered with the Commission under Exchange Act Section 12(g). As of May 10, 2018, the common stock of AGRNQ (symbol AGRNQ) was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets Inc., had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). The Respondent filed a Chapter 11 bankruptcy proceeding on April 18, 2017.

     2.   AGRNQ has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended March 31, 2016.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of November 15, 2018.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

                                     Brent J. Fields
                                     Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.